UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 3, 2021

Commission File Number: 001-40377

Valneva SE
(Translation of registrant's name into English)

6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

Valneva SE (the “Company”) will hold its Combined General Meeting (the “Meeting”) on June 23, 2021 beginning at 2:00 p.m. CEST at the Company’s registered office located at 6 rue Alain Bombard, 44800 Saint-Herblain, France. The Meeting will be held as a closed meeting, without the physical presence or participation by telephone or video conference of the Company’s shareholders and other persons usually entitled to attend, in accordance with emergency measures imposed by the French government relating to the ongoing COVID-19 pandemic.

Additional information regarding the Meeting is available on the Company’s website at https://valneva.com/investors/combined-general-meeting-2021/.

The following documents providing information about the Company’s Meeting are attached as exhibits hereto and are incorporated by reference herein:

Exhibit 99.1. Press Release of June 2, 2021 Announcing Availability of Documentation for Combined General Meeting
Exhibit 99.2. Agenda for Combined General Meeting
Exhibit 99.3. Draft Resolutions for Combined General Meeting
Exhibit 99.4. Depositary’s Notice of Combined General Meeting of Valneva SE to Holders of American Depositary Shares
Exhibit 99.5. Voting Instructions for Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE
(Registrant)

Date: June 3, 2021	/s/ Franck Grimaud
Franck Grimaud
Chief Business Officer and President